

Mail Stop 4561

July 24, 2017

Scott M. McFarlane
Chief Executive Officer
Avalara, Inc.
1100 2nd Avenue, Suite 300
Seattle, Washington 98101

> **Re: Avalara, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 27, 2017**
> **CIK No. 0001348036**

Dear Mr. McFarlane:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover

1.   Please disclose the percentage of common stock that your directors, officers and principal shareholders will beneficially own upon completion of the offering on the prospectus cover page. In the prospectus summary, include the risk that your directors, officers and principal shareholders will be able to control certain shareholder decisions.

Prospectus Summary

Overview, page 1

2.   Please define the terms core customers and net revenue retention rate at their first use in this section or include a cross reference to where these terms are defined in the prospectus.

Risk Factors

Risks Relating to this Offering and Our Common Stock

We have identified significant deficiencies…, page 37

3. Please briefly describe the significant deficiencies you identified in your internal control over financial reporting and any steps you are taking to remediate these deficiencies.

Industry and Market Data, page 42

4. We note that you have included a hyperlink to the OECD Tax Statistics database in support of the data you cite. Please be advised that where you include a hyperlink in your filing, you assume responsibility for the information on the hyperlinked website and the information accessible through the hyperlinked website as if it were part of your filing. Please refer to footnote 41 of Release No. 34-42728 for further guidance.

Use of Proceeds, page 43

5. You disclose that you will use the net proceeds from the offering for "working capital and other general corporate purposes." Please revise to provide more details regarding what constitutes "working capital and other general corporate purposes." In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504. We note on page 54 you describe your growth strategy but do not indicate if it will be funded with offering proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics

Number of Core Customers, page 55

6. Please disclose the number of core customers as of December 31, 2015 to provide comparative period disclosure to the information provided. Refer to Instruction 1 to Item 303(a)(3) of Regulation S-K and Part III.B of SEC Release 33-8350.

Net Revenue Retention Rate, page 55

7. Your disclosure of the calculation for this metric refers to total revenues. Please revise to clarify if this metric is based on total revenues or total subscription and returns revenues. If it is related to total revenues, tell us how you considered the relevance of this metric when professional and other revenues may not recur.

8.   Please tell us the net revenue retention rates for each quarter in the two years ended December 31, 2016 and to the extent there have been significant fluctuations in the quarterly results, please revise to disclose such information and include a discussion of the reasons for such fluctuations. At a minimum, please provide the average net revenue retention rate for the years ended December 31, 2015 and 2016, if available. Refer to Instruction 1 to Item 303(a)(3) of Regulation S-K and Part III.B of SEC Release 33-8350.

Results of Operations

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016

Revenue, page 62

9.   Please tell us the amount of revenues recognized on a per return basis for the periods presented and whether there are typically significant period-to-period fluctuations in the level of revenues recognized for an arrangement charged on a per return filing basis. Similarly, tell us whether there are significant fluctuations resulting from overage fees charged in your subscription arrangements. To the extent these revenue streams contribute to significant period-to-period fluctuations, please separately quantify revenues recognized on a per return basis and revenues from overages included within the subscription and returns revenue line item for each period presented. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B.4 of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 67

10.   Please revise to disclose that your credit facility is secured by substantially all assets, including intellectual property, receivables and other tangible and intangible assets of the company.

Contractual Obligations and Commitments, page 70

11.   We note your disclosure regarding the May 2017 agreement for software hosting services. Please revise to clarify the timing for the minimum service payments.

Business

Our Opportunity, page 80

12.   Please disclose whether the average annual revenue within each cohort used to calculate your addressable market is derived from all of your customers or only your core customers.

Customers, page 91

13.   We note that you treat multiple companies or divisions within a single consolidated enterprise with unique account numbers as separate customers. Please disclose whether

sales to a group of customers under common control or customers that are affiliates of each other accounted for more than ten percent of your revenue for the fiscal year ended December 31, 2016. Refer to Item 101(c)(vii) of Regulation S-K.

Certain Relationships and Related Person Transactions, page 120

14.   Please provide an analysis supporting your view that the related party transaction disclosed in Note 12 to the Consolidated Financial Statements is not required to be disclosed or revise. Refer to Item 404(a) of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Segments, page F-10

15.   Please tell us the reason for the significant increase in long-lived assets held outside of the United States at December 31, 2016 and March 31, 2017, and the foreign countries in which significant long-lived assets are located. If assets in an individual foreign country are material, this should be separately disclosed. Refer to ASC 280-10-50-41(b).

Customer Funds Assets and Obligations, page F-11

16.   We note that funds held for customers are maintained in trust accounts and are restricted solely for satisfying the obligations to remit funds relating to your tax remittance services. Please clarify whether you have legal ownership over these funds. Also, please tell us how you determined that the funds collected as well as the customer fund obligations should be reflected on your consolidated balance sheet. Provide the accounting guidance considered to support your conclusions.

Revenue Recognition

Customer Referral Sources Revenue and Commissions, page F-17

17.   Please describe further your arrangements with publishers who also serve as integration partners providing your services to their customers via their business applications. Tell us the amount of revenues generated from these arrangements for each period presented and explain how you considered each of the factors on ASC 605-45-45 in accounting for such arrangements.

Note 9. Shareholders' Deficit

(b) Warrant instruments, page F-39

18.   On page 129 you disclose that certain common stock warrants will be automatically net exercised in connection with this offering if the warrants have not been previously exercised. Please revise to describe the exercise terms of the outstanding common stock warrants. Refer to ASC 505-10-50-3.

Note 14. Subsequent Events, page F-48

19.   Please disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to ASC 855-10-50-2.

General

20.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

21.   We have received the graphical materials you intend to use in your prospectus. Upon review of such materials, we may have further comments.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Allison Handy, Esq.
        Perkins Coie LLP